

August 12, 2008

Mr. Leigh Ginter.
Chief Financial Officer, Norcraft Holdings, L.P.
3020 Denmark Ave. Suite 100
Eagan, MN 55121

Re: **Norcraft Holdings, L.P.**
               Norcraft Companies, L.P.
               Form 10-K for the year ended December 31, 2007
               File Nos. 333-119696 and 333-114924

Dear Mr. Ginter:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Liquidity and Capital Resources, page 22

1. We note your disclosure on page seven regarding the risks that your substantial level of indebtedness places on your business. We further note your disclosure that you expect to take additional loans under your senior credit facility to pay your expenses and the interest on your debt. Given your reliance on your debt availability, please revise future filings to include a discussion regarding any circumstances that may limit the level of borrowings available to you under your senior credit facility. In addition, please include a tabular presentation of your actual ratios and other actual amounts versus the minimum/maximum ratios/amounts permitted under your financial covenants for your senior credit facility, Senior Subordinated Notes, and Senior Discount Notes. Such presentation will allow an investor to easily understand your current status in meeting your financial covenants. Such disclosure should only be excluded if you believe that the

likelihood of default is remote. Refer to Section 501.03 of the Financial Reporting Codification for guidance.

Item 9A. Controls and Procedures, page 24

2. We note your disclosure that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed in reports submitted under the Exchange Act is recorded, processed, summarized and reported within the specified time periods. Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective for the purpose of ensuring that material information required to be in this report is made known to management and others, as appropriate, to allow timely decisions regarding required disclosures. Alternatively, in future filings you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be. See Exchange Act Rule 13a-15(e). This comment is also applicable to your Form 10-Q for the period ended March 31, 2008.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Tricia Armelin, Staff Accountant, at (202) 551-3747 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief